Exhibit 99.4

SUPPLEMENTAL INFORMATION

In this letter (1) “FMC AG & Co. KGaA”, the “Company”, “we” or “our” refer to Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares, (2) “Fresenius Medical Care AG” and “FMC-AG” refer to the Company as a German stock corporation before the transformation of our legal form into a partnership limited by shares; (3) “Fresenius SE” refers to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation.

As a foreign private issuer under the rules and regulations of the U.S. Securities and Exchange Commission, the Company is not presently subject to the SEC’s Proxy Rules. However, under the stipulations of the Pooling Agreement among us, Fresenius SE & Co. KGaA, our general partner and our independent directors, FMC AG & Co. KGaA has agreed that in connection with any exercise of voting or consent rights by our shareholders, the Company will make available information to shareholders which is generally comparable to that which would be provided by a U.S. corporation, except that it agreed to provide the following information as it would be provided by a foreign private issuer under the SEC’s rules:

(i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA; (ii) Trading markets: (iii) Directors and Senior Management; (iv) Compensation of our Management Board and our Supervisory Board; (v) Options to Purchase Our Securities, and (vi) material transactions between FMC AG & Co. KGaA and its subsidiaries and directors and officers of FMC AG & Co. KGaA, controlling persons of FMC AG & Co. KGaA, and relatives or spouses of such directors, officers and controlling persons. The above information contained in this letter, as well as the information in item (vii) “Principal Accountant Fees and Services,” has been derived principally from our Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC (our “2015 20-F”). Our 2015 20-F is available on the web site maintained by the SEC at www.sec.gov and on our web site at www.freseniusmedicalcare.com. The information in this letter supplements the information in the accompanying convenience translation of the Agenda and Invitation to the Annual General Meeting to be held on May 12, 2016 (the “2016 AGM Invitation”) and the other reports furnished with the 2016 AGM Invitation.

(i)                          Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

Our outstanding share capital consists of ordinary shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depository Receipt (“ADR”) form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become “beneficial owners” of more than 5% of our ordinary shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934. In addition, under the German Securities Trading Act (Wertpapierhandelsgesetz or “WpHG”), persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply to other financial instruments that result in an entitlement to acquire shares or that cause the hedging of shares (excluding the 3% threshold).

We have been informed that as of February 19, 2016, Fresenius SE owned 94,380,382, approximately 30.91%, of our ordinary shares. We are informed of the latest threshold notifications furnished to us by third parties pursuant to the German Securities Trading Act. On February 17, 2016, BlackRock, Inc., a Delaware corporation, provided a group voting rights notification, stating that 5.45% of the voting rights of FMC-AG & Co. KGaA were held as of February 12, 2016.

As of December 31, 2015, no member of the Supervisory Board or the Management Board beneficially owned 1% or more of our outstanding shares. At December 31, 2015, members of the General Partner’s Management Board held options to acquire 1,565,195 ordinary shares of which options to purchase 465,303 ordinary shares were exercisable at a weighted average exercise price of €42 ($46). See Item (iv), “Compensation of the Management Board and the Supervisory Board,” below. Those options expire at various dates between 2014 and 2021.

Except for certain limitations on Fresenius SE’s right to vote its shares as described below, all of our ordinary shares have the same voting rights. However, as the sole shareholder of our General Partner, Fresenius SE is barred from voting its ordinary shares on certain matters. See Item 16.G, “Corporate Governance — Supervisory Board” in our 2015 20-F.

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2015, 19,175,742 ordinary ADSs, each representing one half of an ordinary share, were held of record by 3,343 U.S. holders. For more information regarding ADRs and ADSs see Item 10.B, “Articles of Association — Description of American Depositary Receipts” “ in our 2015 20-F.

Security Ownership of Certain Beneficial Owners of Fresenius SE

Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the German Securities Trading Act, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify a company of certain levels of holdings, as described above.

The Else Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius Stiftung owns approximately 26.5% of the Fresenius SE ordinary shares. See item (vi), “Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA,” below.

(ii)                      Trading Markets for our Securities

The principal trading market for our ordinary shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). All ordinary shares have been issued in bearer form. Accordingly, we face difficulties determining precisely who our holders of ordinary shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding ADRs see Item 10.B., “Articles of Association — Description of American Depositary Receipts” in our 2015 20-F. However, under the German Securities Trading Act, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify a company of certain levels of holdings as described in item (i), “Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG 6 Co. KGaA and Fresenius SE & Co. KGaA — Security Ownership of Certain Beneficial Owners of Fresenius Medical Care,” above, and, under the U.S. Securities Exchange Act of 1934, beneficial owners of more than 5% of a class of publicly held securities are required to disclose their ownership in Schedule 13D. Additionally, persons discharging managerial responsibilities and affiliated persons are obliged to notify the supervising authority and the Company of trades in their shares in excess of €5,000 in any year. The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt

Stock Exchange since October 2, 1996. Trading in the ordinary shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (IFRS or U.S. GAAP); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX®, the index of 30 major German stocks.

Since October 1, 1996, ADSs representing our ordinary shares (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio of each class of ADSs from one ADSs representing one share to two ADSs representing one share. The Depositary for the Ordinary ADSs is Bank of New York Mellon (the “Depositary”).

Trading on the Frankfurt Stock Exchange

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the six German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Deutsche Börse. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. Central European Time (“CET”). Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers. As of March 2015, the most recent figures available, the shares of more than 11,000 companies were traded on Xetra.

Deutsche Börse AG publishes information for all traded securities on the Internet, http://www.deutsche-boerse.com.

Transactions on Xetra and the Frankfurt Stock Exchange settle on the second business day following the trade except for trades executed on Xetra International Markets, the European Blue Chip segment of Deutsche Börse AG, which settle on the third business day following a trade. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The Hessian Stock Exchange Supervisory Authority (Hessische Börsenaufsicht) and the Trading Monitoring Unit of the Frankfurt Stock Exchange (HÜST Handelsüberwachungsstelle) both monitor trading on the Frankfurt Stock Exchange.

The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), an independent federal authority, is responsible for the general supervision of securities trading pursuant to provisions of the German Securities Trading Act (Wertpapierhandelsgesetz) and other laws.

The table below sets forth for the periods indicated, the high and low closing sales prices in euro for our Ordinary shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. All shares on German stock exchanges trade in euro.

As of March 23, 2016, the closing price for shares traded on XETRA was €77.10.

		Price per ordinary share (€)
		High	Low

2016	January	81.63	71.63
2016	February	82.89	71.77
2016	March (through March 23, 2016)	78.78	74.15
2015	December	78.74	73.86
	November	83.13	76.48
	October	81.89	69.43
	September	72.61	66.66
	August	76.79	65.28
2015	Fourth Quarter	83.13	69.43
	Third Quarter	81.58	65.28
	Second Quarter	81.95	74.04
	First Quarter	79.86	60.57
2014	Fourth Quarter	61.85	51.47
	Third Quarter	55.40	48.79
	Second Quarter	52.18	47.15
	First Quarter	54.05	47.48
2015	Annual	83.13	60.57
2014	Annual	61.85	47.15
2013	Annual	58.12	47.00
2012	Annual	59.51	50.80
2011	Annual	55.13	41.11

The average daily trading volume of the Ordinary shares and traded on the XETRA during 2015 was 775,658 shares. This is based on total yearly turnover statistics supplied by XETRA.

Trading on the New York Stock Exchange

As of March 23, 2016, the closing price for the ADSs traded on the NYSE was $42.89.

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE. All ADS prices have been adjusted to reflect the two for one split of our ADSs in December 2012.

		Price per ordinary ADS ($)
		High	Low

2016	January	44.49	39.34
2016	February	45.39	40.93
2016	March (through March 23, 2016)	43.10	41.53
2015	December	42.91	40.98
	November	45.72	40.75
	October	44.93	39.00
	September	41.03	37.52
	August	41.95	37.77
2015	Fourth Quarter	45.72	39.00
	Third Quarter	44.09	37.52
	Second Quarter	44.03	41.59
	First Quarter	42.24	35.96
2014	Fourth Quarter	30.79	25.79
	Third Quarter	27.60	24.31
	Second Quarter	26.10	23.42
	First Quarter	26.91	23.59
2015	Annual	45.72	35.96
2014	Annual	36.07	31.02
2013	Annual	38.93	32.13
2012	Annual	39.96	27.88
2011	Annual	32.01	23.79

Dividends

We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC-AG & Co. KGaA’s prior year unconsolidated earnings as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our general meeting of shareholders. As of June 28, 2013 we converted all preference shares to ordinary shares and all options for preference shares to options for ordinary shares. At December 31, 2015 we have only one class of shares outstanding.

The General Partner and our Supervisory Board propose dividends and the shareholders approve dividends for payment in respect of a fiscal year at the annual general meeting (“AGM”) in the following year. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

Our Amended 2012 Credit Agreement restricts our ability to pay dividends under certain circumstances. Item 5.B, “Operating and Financial Review and Prospects — Liquidity and Capital Resources” in our 2015 20-F and the notes to our consolidated financial statements in our 2015 20-F discuss this restriction. All of our dividends have been paid in compliance with these limitations.

The table below provides information regarding the annual dividend per share that we paid on our Ordinary shares. These payments were paid in the years shown for the results of operations in the year preceding the payment.

Per Share Amount	2015	2014	2013

Ordinary share	€0.78	€0.77	€0.75

We have announced that the general partner’s Management Board and our Supervisory Board have proposed dividends for 2015 payable in 2016 of €0.80 per ordinary share. These dividends are subject to approval by our shareholders at our AGM to be held on May 12, 2016. Our goal is for dividend development to be more closely aligned with our growth in basic earnings per share, while maintaining dividend continuity.

Holders of ADSs will generally be entitled to receive dividends on the Ordinary shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and distribute the dividends to ADS holders. See Item 10, “Additional Information — Description of American Depositary Receipts — Share Dividends and Other Distributions” in our 2015 20-F. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax in “Item 10.E. Taxation” in our 2015 20-F.

(iii)                        Directors and Senior Management

General

As a partnership limited by shares, under the German Stock Corporation Act (Aktiengesetz), our corporate bodies are our General Partner, our Supervisory Board and our general meeting of shareholders. Our sole General Partner is Management AG, a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the Supervisory Board compared to those of the general partner, see Item 16.G, “Governance — The Legal Structure of Fresenius Medical Care AG & Co. KGaA” in our 2015 20-F.

Our General Partner has a supervisory board and a management board. These two boards are separate and no individual may simultaneously be a member of both boards. A person may, however, serve on both the supervisory board of our General Partner and on our Supervisory Board.

The General Partner’s Supervisory Board

The supervisory board of Management AG consists of six members who are elected by Fresenius SE (acting through its general partner, Fresenius Management SE), the sole shareholder of Management AG. Pursuant to a pooling agreement for the benefit of the public holders of our shares, at least one-third (but no fewer than two) of the members of the General Partner’s supervisory board are required to be independent directors as defined in the pooling agreement, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the general partner, or any affiliate of any of them.

Unless resolved otherwise by the general meeting of shareholders, the terms of each of the members of the supervisory board of Management AG will expire at the end of the general meeting of shareholders held during the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of members of the General Partner’s supervisory board took place in July 2011. New elections will take place during 2016. Members of the General Partner’s supervisory board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner. Neither our shareholders nor the separate Supervisory Board of FMC AG & Co. KGaA has any influence on the appointment of the supervisory board of the General Partner.

The General Partner’s supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the general partner’s supervisory board is to appoint and to supervise the General Partner’s management board in its management of the Company, and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.

The table below provides the names of the members of the supervisory board of Management AG and their ages as of January 1, 2016:

Name	Age as of January 1, 2016
Dr. Ulf M. Schneider, Chairman(1)	50
Dr. Dieter Schenk, Vice Chairman(4)	63
Dr. Gerd Krick(1) (2)	77
Dr. Walter L. Weisman(1) (2) (3)	80
Mr. Rolf A. Classon(3) (4)	70
Mr. William P. Johnston(1) (2) (3) (4)	71

(1) Members of the Human Resources Committee of the supervisory board of Management AG

(2) Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA

(3) Independent director for purposes of our pooling agreement

(4) Member of the Regulatory and Reimbursement Assessment Committee of the supervisory board of Management AG

DR. ULF M. SCHNEIDER has been Chairman of the Supervisory Board of Management AG, the Company’s General Partner, since April 2005. He is also Chairman of the Management Board of Fresenius Management SE, the general partner of Fresenius SE & Co. KGaA, and Chairman or member of the Board of a number of other Fresenius SE group companies. Additionally, he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has also held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. Dr. Schneider also serves on the Board of Directors of E.I. Du Pont de Nemours and Company, USA.

DR. DIETER SCHENK has been Vice Chairman of the Supervisory Board of Management AG since 2005 and is also Vice Chairman of the Supervisory Board of FMC AG & Co. KGaA and Vice Chairman of the Supervisory Board of Fresenius Management SE. He is an attorney and tax advisor and has been a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) since 1986. Additionally, he also serves as the Chairman of the Supervisory Board of Gabor Shoes AG, Bank Schilling & Co. AG (since May 2015) and TOPTICA Photonics AG and as a Vice-Chairman of the Supervisory Board of Greiffenberger AG. Dr. Schenk is also Chairman of the Foundation Board of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 2005 and the Chairman of the Company’s Supervisory Board since February 2006. He is the Chairman of the Supervisory Board of Fresenius Management SE and of Fresenius SE & Co. KGaA and is also Chairman of the Board of Vamed AG, Austria.

MR. ROLF A. CLASSON has been a member of the Supervisory Board of Management AG since July 7, 2011 and a member of the Company’s Supervisory Board since May 12, 2011. Mr. Classon is the Chairman of the Board of Directors for Tecan Group Ltd. Additionally, Mr. Classon is the Chairman of the Board of Directors for Hill-Rom Holdings, Inc. Mr. Classon also serves on the Board of Directors of Catalent Inc.

DR. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 2005 and also serves on the Company’s Supervisory Board. Additionally, he is the former Chairman and Chief Executive Officer of American Medical International, Inc., and was a member of the Board of Directors of Occidental Petroleum Corporation until May 4, 2012. He is also a Senior Trustee of the Board of Trustees for the California Institute of Technology, a Life Trustee of the Board of Trustees of the Los Angeles County Museum of Art, a Trustee of the Oregon Shakespeare Festival and Chairman Emeritus of the Board of Trustees of the Sundance Institute.

MR. WILLIAM P. JOHNSTON has been a member of the Supervisory Board of Management AG since August 2006 and also serves on the Company’s Supervisory Board. Mr. Johnston has been an Operating Executive of The Carlyle Group since June 2006. He is also Chairman of the Board of The Hartford Mutual Funds, Inc. and a member of the Board of Directors of HCR-Manor Care, Inc.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of January 1, 2016:

Name	Age as of January 1, 2016	Position	Year term expires

Rice Powell	60	Chief Executive Officer and Chairman of the Management Board	2017
Michael Brosnan	60	Chief Financial Officer	2017
Harry de Wit	53	Chief Executive Officer for Asia Pacific, effective April 1, 2016	2018(1)
Roberto Fusté	63	Chief Executive Officer for Asia Pacific until March 31, 2016	N/A
Ronald Kuerbitz	56	Chief Executive Officer, Fresenius Medical Care North America	2020
Dr. Olaf Schermeier	43	Chief Officer of Global Research & Development	2017
Kent Wanzek	56	Head of Global Manufacturing Operations	2017
Dominik Wehner	47	Chief Executive Officer for Europe, Middle East and Africa	2017

(1) Mr. Harry de Wit's term expires on December 31, 2018.

RICE POWELL has been with the Company since 1997. He became Chairman and Chief Executive Officer of the Management Board of Management AG effective January 1, 2013. He is also a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. He was the Chief Executive Officer and director of Fresenius Medical Care North America until December 31, 2012. Mr. Powell has over 30 years of experience in the healthcare industry, which includes various positions with Baxter International Inc., Biogen Inc., and Ergo Sciences Inc.

MICHAEL BROSNAN has been with the Company since 1998. He is a member of the Management Board and Chief Financial Officer of Management AG. He is also a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. He was a member of the Board of Directors of Fresenius Medical Care North America. Prior to joining Fresenius Medical Care, Mr. Brosnan held senior financial positions at Polaroid Corporation and was an audit partner at KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”).

HARRY DE WIT assumed the role of Chief Executive Officer for the Company’s Asia-Pacific Segment effective April 1, 2016. Mr. de Wit has worked in the medical device industry for 25 years. Mr. de Wit holds a master’s degree in Medicine from the VU University of Amsterdam in the Netherlands and a bachelor’s of Science in Physiotherapy from the School of Physiotherapy of Den Bosch in the Netherlands.

ROBERTO FUSTÉ has been with the Company since 1991 and his present positions include member of the Management Board of Management AG and Chief Executive Officer of the Asia Pacific Segment. Additionally, he founded the company Nephrocontrol S.A. in 1983. In 1991, Nephrocontrol was acquired by the Fresenius Group, where Mr. Fusté has since worked. Mr. Fusté has also held several senior positions within the Company in Europe and the Asia Pacific region. Mr. Fusté resigned from the Management Board of Management AG effective March 31, 2016 and will retire from FMC-AG & Co. KGaA.

RONALD KUERBITZ has been with the Company since 1997. He became a member of the Management Board of Management AG and Chief Executive Officer of Fresenius Medical Care North America on January 1, 2013. Mr. Kuerbitz is a member of the board of directors of Fresenius Medical Care Holdings, Inc. (“FMCH”) and member of the board of directors for Specialty Care Services Group, LLC. Mr. Kuerbitz has more than 20 years of experience in the health care field, having held positions in law, compliance, business development, government affairs and operations. Effective March 31, 2015, Mr. Kuerbitz also became a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland.

DR OLAF SCHERMEIER was appointed Chief Executive Officer for Global Research and Development on March 1, 2013. Previously, he served as President of Global Research and Development for Draeger Medical,

Lübeck, Germany. Dr. Schermeier has many years of experience in various areas of the health care industry, among others at Charite-clinic and Biotronik, Germany.

KENT WANZEK has been with the Company since 2003. He is a member of the Management Board of Management AG with responsibility for Global Manufacturing and Quality and prior to joining the Management Board was in charge of North American Operations for the Renal Therapies Group at Fresenius Medical Care North America since 2004. Additionally, Mr. Wanzek held several senior executive positions with companies in the healthcare industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

DOMINIK WEHNER was appointed Chief Executive Officer for the EMEA Segment on April 1, 2014. He began his career at Fresenius Medical Care in 1994 as Junior Sales Manager and served recently as Executive Vice President responsible for the regions Eastern Europe, Middle East and Africa as well as Renal Pharma EMEALA and People, Organizational Change and Implementation EMEALA. He also serves on the Vifor Fresenius Medical Care Renal Pharma Ltd. Board of Directors.

The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. The most recent Supervisory Board elections occurred in May of 2011. New elections will take place at the Annual General Meeting on May 12, 2016 (the “2016 AGM”). Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA, but it nevertheless has and will retain significant influence over the membership of the FMC-AG & Co. KGaA Supervisory Board in the foreseeable future. See Item 16.G, “Governance — The Legal Structure of FMC-AG & Co. KGaA” in our 2015 20-F.

The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom — Messrs. Krick (Chairman), Schenk (Vice-Chairman), Classon, Johnston, and Weisman— are also members of the supervisory board of our General Partner. For information regarding those members of the Supervisory Board of FMC-AG & Co. KGaA, see “The General Partner’s Supervisory Board,” above. The sixth member of the Supervisory Board of FMC-AG & Co. KGaA is Prof. Dr. Bernd Fahrholz. Information regarding his age, term of office and business experience is as follows:

PROF. DR. BERND FAHRHOLZ, age 68 was a member of the Supervisory Board of Management AG from April 2005 until August 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form to KGaA and has been a member of the Supervisory Board of FMC-AG & Co. KGaA since the transformation. He is Vice Chairman of our Audit and Corporate Governance Committee.

On March 11, 2016, we announced that the Supervisory Board had determined to propose Ms. Deborah Doyle McWhinney, former Chief Executive Officer and Chief Operating Officer of Citi Enterprise Payments (“Citigroup, Inc.”), and Ms. Pascale Witz, Executive Vice President, Global Diabetes & Cardiovascular, Sanofi S.A., as candidates for regular election to the Company’s Supervisory Board, together with Dr. Krick, Dr. Schenk and Messrs. Classon and Johnston. The 2016 AGM Invitation includes information regarding Ms. McWhinney and Ms. Witz.

The terms of office of the aforesaid members of the Supervisory Board of FMC-AG & Co. KGaA will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board held during the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. Fresenius SE, as sole shareholder of our general partner, does not participate in the vote on discharge of the Supervisory Board. Before the expiration of their term, members of the FMC-AG & Co. KGaA Supervisory Board may be removed only by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius SE is barred from voting on such resolutions. The Supervisory Board of FMC-AG & Co. KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

The principal function of the Supervisory Board of FMC-AG & Co. KGaA is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board of FMC-AG & Co. KGaA is not entitled to appoint the General Partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner’s Management Board. See Item 16.G, “Governance — The Legal Structure of FMC-AG & Co. KGaA” in our 2015 20-F. Among other matters, the Supervisory Board of FMC-AG & Co. KGaA will, together with the general partner, fix the agenda for the AGM and make recommendations with respect to approval of the Company’s financial statements and dividend proposals. The Supervisory Board of FMC-AG & Co. KGaA will also propose nominees for election as members of its Supervisory Board. The Audit and Corporate Governance Committee also recommends to the Supervisory Board a candidate as the Company’s auditors to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our U.S. GAAP financial statements.

Governance Matters and Board Practices

ADSs representing our ordinary shares are listed on the New York Stock Exchange (“NYSE”). However, because we are a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission (“SEC”), we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, and the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers, are implemented through the SEC’s proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are also not applicable to us. We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees consisting of independent directors. However, the compensation system for our Management Board is reviewed by an independent external compensation expert as amendments to the system are made. See item (iv) below, “Compensation of the Management Board and Supervisory Board.” Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including recently adopted requirements for pay ratio disclosure and, if it is adopted as proposed, the requirement to disclose the relationship between executive compensation actually paid and a registrant’s financial performance) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in the Form 20-F and generally limit our disclosure to the information we disclose under German law. In July 2015, the SEC issued its proposed compensation “clawback” rule which would direct U.S. national securities exchanges to establish listing standards that would require each listed issuer to develop and implement a policy providing for the recovery, under certain circumstances, of incentive-based compensation based on financial information that is subsequently restated, and also require the disclosure of the policy. If adopted as proposed, such requirements would also apply to foreign private issuers. Subject to the exceptions noted above, instead of applying their governance and disclosure requirements to foreign private issuers, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

As a German company FMC-AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the German Stock Corporation Act (Aktiengesetz, or “AktG”) including capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or “MitBestG”) and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. See Item 16.G, “Corporate Governance” in our 2015 20-F, for information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner. Item 16.G, of our 2015 20-F includes a brief, general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices.

For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board of FMC-AG & Co. KGaA, and the periods in which the members of those bodies have served in office, see “Directors and Senior Management — The General Partner’s Supervisory Board,” “—The General Partner’s Management Board,” and “—The Supervisory Board of FMC-AG & Co. KGaA,” above. For information regarding certain compensation payable to certain members of the General Partner’s Management Board after termination of employment, see “Compensation of the Management Board and the Supervisory Board - Commitments to Members of Management for the event of the termination of their appointment” below. Determination of the compensation system and of the compensation to be granted to the members of the Management Board is made by the full supervisory board of Management AG. It is assisted in these matters, particularly evaluation and assessment of the compensation of the members of the General Partner’s management board, by the Human Resources Committee of the General Partner’s supervisory board, the members of which are Dr. Ulf M. Schneider (Chairman), Dr. Gerd Krick (Vice Chairman), Mr. William P. Johnston and Dr. Walter L. Weisman.

The Audit and Corporate Governance Committee of the Supervisory Board of FMC-AG & Co. KGaA consisted of Dr. Walter L. Weisman (Chairman), Prof. Dr. Bernd Fahrholz (Vice Chairman), Dr. Gerd Krick and Mr. William P. Johnston, all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

•                         overseeing management’s accounting and financial reporting process, the internal performance of the internal audit function and the effectiveness of the financial control systems;

•                         overseeing the independence and performance of the FMC-AG & Co. KGaA’s outside auditors

•                         overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global healthcare companies, including adherence to our Code of Business Conduct;

•                         overseeing the effectiveness of our internal risk management system;

•                         overseeing our corporate governance performance according to the German Corporate Governance Code;

•                         providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•                         overseeing our relationship with Fresenius SE & Co. KGaA and its affiliates and reviewing the report of our General Partner on relations with related parties and for reporting to the overall Supervisory Board thereon;

•                         recommending to the Supervisory Board a candidate as independent auditors to audit our German statutory financial statements (to be proposed by the Supervisory Board for approval by our shareholders at our AGM) and approval of their fees;

•                         retaining the services of our independent auditors to audit our U.S. GAAP financial statements and approval of their fees; and

•                         pre-approval of all audit and non-audit services performed by KPMG, our independent auditors.

The Audit and Corporate Governance Committee has also been in charge of conducting the internal investigation described in Item 15B, “Management’s annual report on internal control over financial reporting” in our 2015 20-F.

In connection with the settlement of the shareholder proceedings contesting the resolutions of the Extraordinary General Meeting held August 30, 2005 that approved the transformation, the conversion of our preference shares into ordinary shares and related matters, we established a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures, including:

•                         transactions between us and Fresenius SE with a value in excess of 0.25% of our consolidated revenue, and

•                         acquisitions and sales of significant participations and parts of our business, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

Furthermore, a nomination committee prepares candidate proposals for the supervisory board and suggests suitable candidates to supervisory board and for its nomination prospects to the General Meeting. During 2015, the nomination committee consisted of Dr. Gerd Krick (Chairman), Dr. Walter L. Weisman and Dr. Dieter Schenk.

The supervisory board of our General Partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee (the “RRAC”) whose members were Mr. William P. Johnston (Chairman), Mr. Rolf A. Classon (Vice-Chairman) and Dr. Dieter Schenk. The primary function of the RRAC is to assist and to represent the board in fulfilling its responsibilities, primarily through assessing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the U.S. Department of Health and Human Services and the Centers for Medicare and Medicaid Services for dialysis services. Similar regulatory agencies exist country by country in the International regions to address the conditions for payment of dialysis treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which, during 2015, consisted of Dr. Ulf. M. Schneider (Chairman), Dr. Gerd Krick and Dr. Walter L. Weisman.

(iv)                             Compensation of the Management Board and the Supervisory Board

Report of the Management Board of Management AG, our General Partner

The compensation report of FMC-AG & Co. KGaA summarizes the main elements of the compensation system for the members of the Management Board of Fresenius Medical Care Management AG, the general partner of FMC-AG & Co. KGaA, and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the remuneration of the Supervisory Board are described. The compensation report is part of the management report of the annual financial statements and the annual consolidated group financial statements of FMC-AG & Co. KGaA as of December 31, 2015. The compensation report is prepared on the basis of the recommendations of the German Corporate Governance Code and also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

Compensation of the Management Board

The entire Supervisory Board of Fresenius Medical Care Management AG is responsible for determining the compensation of the Management Board. The Supervisory Board is assisted in this task by a personnel committee, the Human Resources Committee. In the 2015 fiscal year, the Human Resources Committee was composed of Dr. Ulf M. Schneider (Chairman), Dr. Gerd Krick (Vice Chairman), Mr. William P. Johnston and Dr. Walter L. Weisman. See Item 16G, “Corporate Governance” in our 2015 20-F.

Structure and amount of compensation

The current Management Board compensation system was last approved by resolution of the General Meeting of FMC-AG & Co. KGaA on May 12, 2011 with a majority of 99.71% of the votes cast. Furthermore, this compensation system is reviewed by an independent external compensation expert on a regular basis.

The objective of the compensation system is to enable the members of the Management Board to participate reasonably in the sustainable development of the Company’s business and to reward them based on their duties and performance as well as their success in managing the Company’s economic and financial position giving due regard to the peer environment.

The amount of the total compensation of the members of the Management Board is measured taking particular account of relevant reference values of other DAX-listed companies and similar companies of comparable size and performance in the relevant industry sector. Furthermore, the relation of the compensation of the Management Board and that of the Senior Management as well as the staff overall is taken into account.

The compensation of the Management Board is, as a whole, performance-based and consisted of three elements in the fiscal year:

•                  non-performance-based compensation (fixed compensation and fringe benefits)

•                  short-term performance-based compensation (one-year variable compensation (bonus))

•                  components with long-term incentive effects (multi-year variable compensation, consisting of stock options and share-based compensations with cash settlement)

The individual elements are designed on the basis of the following criteria:

In the 2015 fiscal year, the fixed compensation paid in Germany or Hong Kong, as the case may be, was divided in twelve equal instalments and the fixed compensation paid in the U.S. was divided in twenty-four equal instalments, in each case as base salary. Moreover, the members of the Management Board received additional benefits consisting mainly of payment for insurance premiums, the private use of company cars, special payments such as rent supplements, school fees, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges and additional contributions to pension and health insurance.

Performance-based compensation is also awarded for the fiscal year as a short-term cash component (one-year variable compensation) and as components with long-term incentive effects (stock options and share-based compensations with cash settlement). The share-based compensations with cash settlement consist of phantom stock and of the so-called Share Based Award.

The amount of the one-year variable compensation and of the Share Based Award depends on the achievement of the following individual and common targets:

•                  net income growth

•                  free cash flow (net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) in percent of revenue

•                  operating income margin

The level of achievement of these targets is derived from the comparison of target amounts and actual results. Furthermore, targets are divided into group level targets and those to be achieved in individual regions. Lastly, the target parameters are weighted differently by their relative share in the aggregate amount of variable compensation depending on the respective areas of responsibility assumed by the members of the Management Board.

The Net income growth to be achieved is taken into account up to a growth rate of 10%. Furthermore, the members of the Management Board were also evaluated by reference to the development of free cash flow within the group or, as the case may be, in the relevant regions, with the targets being within a range of rates between 3% and 6% of the respective free cash flow in percent of revenue. For the benefit of Management Board members with regional responsibilities as well as for the benefit of the Management Board member responsible for Global Manufacturing & Quality, growth of regional operating income margins was compensated within individual targets ranging between 13% and 18.5%, reflecting the particularities of the respective regions and responsibilities.

The targets are, as a rule, weighted differently depending on whether the Management Board member exercises Group functions — in the fiscal year, these were Mr. Rice Powell and Mr. Michael Brosnan — or whether the Management Board member is responsible for regional earnings — in the fiscal year, these were Mr. Roberto Fusté, Mr. Ronald Kuerbitz and Mr. Dominik Wehner — or have taken on specific Management Board responsibilities — such as Mr. Kent Wanzek for Global Manufacturing & Quality and Dr. Olaf Schermeier for Global Research & Development. For members of the Management Board with group functions and for Dr. Olaf Schermeier, net income growth accounts for 80% and is thus weighted higher than for the other members of the Management Board, where net income growth accounts for 60%. For the latter members of the Management Board, a further 20% is based upon the evaluation of the operating income margin. Achievement of the target for respective free cash flow in percent of revenue is weighted for all members of the Management Board equally at 20%.

Multiplying the level of target achievement by the respective fixed compensation and another fixed multiplier results in the total amount, of which a 75% share is paid out in cash to the Management Board members (one-year variable compensation) after approval of the annual financial statements of FMC-AG & Co. KGaA for the respective fiscal year. Since the maximum level of target achievement is set at 120%, the Management Board’s maximum achievable one-year variable compensation is limited as regards to specific amounts.

The remaining share, amounting to 25% of the total amount calculated according to the key data above, is granted to the members of the Management Board in the form of the so-called Share Based Award, which is included in components with long-term incentive effects. The Share Based Award is subject to a three-year waiting period, although a shorter period may apply in special cases (e.g. professional incapacity, entry into retirement, non-renewal by the Company of expired service agreements). The amount of the cash payment of the Share Based Award is based on the share price of FMC-AG & Co. KGaA shares upon exercise after the three-year waiting period.

In determining the variable compensation, it is ensured that performance-based components with long-term incentive effects (i.e. the Share Based Award as well as the stock option and phantom stock components described below) are granted in amounts which constitute at least 50% of the sum of all variable components for the respective fiscal year. Should this condition not be fulfilled, the Management Board members’ contracts provide that the portion of variable compensation payable as one-year variable compensation shall be reduced and the portion payable as the Share Based Award shall be increased accordingly, in order to meet this requirement. The components with long-term incentive effects also comprise a limitation possibility for cases of extraordinary developments. The Supervisory Board may also grant a discretionary bonus for extraordinary performance. For the fiscal year, the Supervisory Board has granted such a discretionary bonus to the members of the Management Board in the total amount of $2.2 million (in 2014, the Supervisory Board has granted such a discretionary bonus to Mr. Rice Powell, Mr. Michael Brosnan and Mr. Ronald Kuerbitz in the total amount of $1 million.

For the 2015 fiscal year and the previous year, the amount of cash compensation payments to members of the Management Board without components with long-term incentive effects consisted of the following:

	Amount of Cash Payments
	Non-performance related compensation						Short-term performance related compensation				Cash compensation (without long-term incentive components)
	Fixed compensation		Other benefits(1)				Bonus
	2015	2014(2)	2015		2014(2)		2015		2014(2)		2015	2014(2)
	(in thousands)		(in thousands)				(in thousands)				(in thousands)
Rice Powell	$1,375	$1,250	$379		$201		$1,145	(3)	$980	(3)	$2,899	$2,431
Michael Brosnan	770	725	592		196		645	(3)	528	(3)	2,007	1,449
Roberto Fusté	644	731	535	(4)	3,946	(4)	720	(3)	450		1,899	5,127
Ronald Kuerbitz	935	850	31		25		870	(3)	669	(3)	1,836	1,544
Dr. Olaf Schermeier	499	531	704	(5)	310		423	(3)	204		1,626	1,045
Kent Wanzek	597	540	124		98		659	(3)	391		1,380	1,029
Dominik Wehner	388	349	41		26		438	(3)	276		867	651
Total	$5,208	$4,976	$2,406		$4,802		$4,900		$3,498		$12,514	$13,276

(1) Includes insurance premiums, private use of company cars, rent and relocation supplements, contributions to pension and health insurance, tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) and other benefits, also in case accruals have been set up therefore.

(2) Please note for purposes of comparison with the amounts indicated for the fiscal year that Mr. Wehner has received compensation as a member of the Management Board only since his appointment April 1, 2014 and that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier and Dominik Wehner) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(3)  Includes a discretionary bonus for fiscal year 2015 granted to Mr. Rice Powell in the amount of $600 (2014: $500), to Mr. Michael Brosnan in the amount of $340 (2014: $250), to Mr. Roberto Fusté in the amount of $210 (2014: $0), to Mr. Ronald Kuerbitz in the amount of $500 (2014: $250), to Dr. Olaf Schermeier in the amount of $225 (2014: $0), to Mr. Kent Wanzek in the amount of $225 (2014: $0) and to Mr. Dominik Wehner in the amount of $130 (2014: $0).

(4) Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

(5) This also includes rent and relocation supplements incurred by the Company, including, but not limited to, non-recurring costs in connection with the relocation of Dr. Schermeier at the start of his occupation with the Company.

In addition to the Share Based Award, stock options under the Company’s Stock Option Plan 2011 and phantom stock awards under the Phantom Stock Plan 2011 were granted to members of the Management Board as additional components with long-term incentive effects in the fiscal year. The Stock Option Plan 2011, together with the Phantom Stock Plan 2011, forms the Long Term Incentive Program 2011 (LTIP 2011).

In addition to the members of the management boards of affiliated companies, managerial staff members of the Company and of certain affiliated companies the members of the Management Board are entitled to participate in the LTIP 2011. Under the LTIP 2011 a combination of stock options and phantom stock awards are granted to the participants. Stock options and phantom stock awards will be granted on specified grant days, no more than twice each fiscal year during the term of the LTIP 2011. The number of stock options and phantom stock awards to be granted to the members of the Management Board is determined by the Supervisory Board in its reasonable discretion. In principle all members of the Management Board are entitled to receive the same number of stock options and phantom stock awards, whereas the Chairman of the Management Board is entitled to receive double the granted quantity. At the time of the grant, the members of the Management Board can choose a ratio based on the value of the stock options vs. the value of phantom stock awards in a range between 75:25 and 50:50. The exercise of stock options and phantom stock awards is subject to several conditions, including the expiration of a four year waiting period, the consideration of black-out periods, the achievement of defined success targets and, subject to agreements to the contrary in individual cases, the existence of a service or employment relationship. Stock options may be exercised within four years and phantom stock awards within one year after the expiration of the waiting period. For Management Board members who are U.S. taxpayers specific conditions apply with respect to the exercise period of phantom stock awards. The members of the Management Board have achieved the success target for stock options and for phantom stock in each case if, during the waiting period, either the adjusted basic income per share increases by at least 8% per annum in comparison to the previous year in each case or - if this is not the case - the compounded annual growth rate of the adjusted basic income per share during the four-years of the waiting period reflects an increase of at least 8% per annum. In the 2015 fiscal year, the Supervisory Board has resolved to introduce an additional success target for phantom stock granted in the fiscal year. Pursuant to this resolution, the success target for phantom stock is also achieved if under the global efficiency program an amount of $200 million has been saved until the end of the fiscal year and, until the end of the fiscal years 2016 to 2018, an amount of $300 million is saved, each in comparison to January 1, 2013, and also the respective group target for fiscal years 2015 to 2018 — each as expected and communicated — have been achieved and confirmed by the auditor.

If with regard to any reference year or more than one of the four reference years within the waiting period neither the adjusted basic income per share increases by at least 8%  per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least 8% per annum, the stock options and phantom stock awards subject to such waiting period are cancelled to such proportion to which the success target was not achieved within the waiting period, i.e. in the proportion of 25% for each year in which the target is not achieved within the waiting period, up to 100%; this principle of proportional cancelation also applies to the additional success target for phantom stock as resolved by the Supervisory Board in the fiscal year.

Additional information regarding the basic principles of the LTIP 2011 and of the other employee participation programs in place at the beginning of the fiscal year and secured by conditional capital, which entitled their participants to convertible bonds or stock options (from which, however, in the past fiscal year no further options could be issued), are described in more detail in Note 16, “Stock Options,” in the Notes to Consolidated Financial Statements included in our 2015 20-F, in item (v) below, “Options to Purchase Our Securities” and in item 10.B. “Additional Information — Articles of Association — General information Regarding Our Share Capital — Conditional Capital” in our 2015 20-F.

Under Stock Option Plan 2011 in the fiscal year 3,073,360 stock options were granted in total (2014: 1,677,360), with 502,980 stock options (2014: 273,900) granted to the Management Board members. Moreover, in the fiscal year 607,828 (2014: 299,547) phantom stock awards were granted under the Phantom Stock Plan 2011, of which 62,516 awards (2014: 24,950) were granted to Management Board members.

For the 2015fiscal year, the number and value of stock options issued to members of the Management Board and the value of the share-based compensations with cash settlement paid to them, each as compared to the previous year, are shown individually in the following table:

	Components with Long-term Incentive Effect
	Stock Options				Share-based compensation with cash settlement(1)		Total
	2015	2014	2015	2014	2015	2014(2)	2015	2014(2)
	Number		(in thousands)		(in thousands)		(in thousands)
Rice Powell	149,400	74,700	$2,481	$904	$1,041	$470	$3,522	$1,374
Michael Brosnan	74,700	37,350	1,241	452	531	248	1,772	700
Roberto Fusté	59,760	24,900	993	301	857	460	1,850	761
Ronald Kuerbitz	49,800	37,350	827	452	982	295	1,809	747
Dr. Olaf Schermeier	49,800	37,350	827	452	925	223	1,752	675
Kent Wanzek	69,720	24,900	1,158	301	660	440	1,818	741
Dominik Wehner	49,800	37,350	827	452	962	247	1,789	699
Total	502,980	273,900	$8,354	$3,314	$5,958	$2,383	$14,312	$5,697

(1) This includes Phantom Stocks and Share Based Awards granted to Board Members during the fiscal year. The share-based compensation amounts are based on the grant date fair value.

(2)  Please note for purposes of comparison with the amounts indicated for the fiscal year that Mr. Wehner has received compensation as a member of the Management Board only since his appointment April 1, 2014 and that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier and Dominik Wehner) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

The stated values of the stock options granted to the members of the Management Board in the fiscal year correspond to their fair value at the time of grant, namely a value of $16.61 (€15.02) (2014: $12.10/€9.01) per stock option. The exercise price for the stock options granted is $85.14 (€76.99) (2014: $67.07/€49.93). At the day of the grant, the relevant fair value of the phantom stock issued in July of the fiscal year amounted to $81.06 (€73.30) (2014: $62.14/€46.26).

At the end of the 2015 fiscal year, the members of the Management Board held a total of 1,565,195 stock options and convertible bonds (collectively referred to as “stock options”; 2014: 1,485,076 stock options). Also, they held a total of 118,703 phantom stock (2014: 66,960).

The development and status of stock options of the members of the Management Board serving at December 31 of the fiscal year in the fiscal year are shown in more detail in the following table:

	Development and Status of the Stock Options
	Rice	Michael	Roberto	Ronald	Dr. Olaf	Kent	Dominik
	Powell	Brosnan	Fusté	Kuerbitz	Schermeier	Wanzek	Wehner	Total
Options outstanding at January 1, 2015 Number	407,737	291,018	267,675	177,702	74,700	168,075	98,169	1,485,076
Weighted average exercise price in $	49.86	45.98	47.62	52.15	54.27	54.07	49.22	49.63

Options granted during the fiscal year Number	149,400	74,700	59,760	49,800	49,800	69,720	49,800	502,980
Weighted average exercise price in $	83.82	83.82	83.82	83.82	83.82	83.82	83.82	83.82

Options exercised during the fiscal year Number	49,800	77,493	74,800	48,000	—	—	16,335	266,428
Weighted average exercise price in $	38.64	31.85	37.36	42.09	—	—	32.18	36.53
Weighted average share price in $	85.05	84.38	84.75	85.19	—	—	84.43	84.76

Options forfeited during the fiscal year Number	42,019	28,013	28,013	22,500	—	28,013	7,875	156,433
Weighted average exercise price in $	62.38	62.38	62.38	62.38	—	62.38	62.38	62.38

Options outstanding at December 31, 2015 Number	465,318	260,212	224,622	157,002	124,500	209,782	123,759	1,565,195
Weighted average exercise price in $	60.84	59.29	58.82	63.81	66.09	62.85	64.55	61.57
Weighted average remaining contractual life in years	5.05	4.71	4.57	5.96	6.68	5.19	5.89	5.23
Range of exercise price in $	34.81 - 83.82	34.81 - 83.82	34.81 - 83.82	46.47 - 83.82	54.17 - 83.82	46.47 - 83.82	34.81 - 83.82	34.81 - 83.82

Options exercisable at December 31, 2015 Number	152,512	101,475	93,275	25,002	—	68,475	24,564	465,303
Weighted average exercise price in $	44.62	44.64	45.50	52.87	—	49.38	45.21	45.97

Based on the targets achieved in the 2015 fiscal year, members of the Management Board serving at December 31 of the fiscal year also earned entitlements to Share Based Awards totalling $891,000 (2014: $833,000). On the basis of that value, determination of the specific number of virtual shares will not be made by the Supervisory Board until March of the following year, based on the then current price of the shares of FMC-AG & Co. KGaA. This number will then serve as a multiplier for the share price on the relevant exercise day and as a base for calculation of the payment of this respective share-based compensation after expiry of the three-year waiting period.

Phantom stock with a total value of $5.067 million (2014: $1.550 million) was granted to the Management Board members under the Company’s Phantom Stock Plan 2011 in July of the fiscal year as further share-based compensation components with cash settlement.

Therefore, the amount of the total compensation of the Management Board for the fiscal year and for the previous year is as shown in the following table:

	Total Compensation
	Cash compensation (without long-term incentive components)		Components with long-term incentive effect		Total compensation (including long-term incentive components)
	2015	2014(1)	2015	2014(1)	2015	2014(1)
	(in thousands)		(in thousands)		(in thousands)
Rice Powell	$2,899	$2,431	$3,522	$1,374	$6,421	$3,805
Michael Brosnan	2,007	1,449	1,772	700	3,779	2,149
Roberto Fusté	1,899	5,127	1,850	761	3,749	5,888
Ronald Kuerbitz	1,836	1,544	1,809	747	3,645	2,291
Dr. Olaf Schermeier	1,626	1,045	1,752	675	3,378	1,720
Kent Wanzek	1,380	1,029	1,818	741	3,198	1,770
Dominik Wehner	867	651	1,789	699	2,656	1,350
Total	$12,514	$13,276	$14,312	$5,697	$26,826	$18,973

(1) Please note for purposes of comparison with the amounts indicated for the fiscal year that Mr. Wehner has received compensation as a member of the Management Board only since his appointment April 1, 2014 and that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier and Dominik Wehner) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

Components with long-term incentive effects, i.e. stock options and share-based compensation components with cash settlement, can be exercised only after the expiration of the specified waiting period (vesting period). Their value is allocated over the waiting period and proportionately recognized as an expense in the respective fiscal year of the waiting period. Compensation expenses attributable to the fiscal year and for the previous year are shown in the following table:

	Expenses for Long-term Incentive Components
	Stock Options		Share-based compensation with cash settlement		Share-based compensation
	2015	2014	2015	2014	2015	2014
	(in thousands)		(in thousands)		(in thousands)
Rice Powell	$418	$234	$776	$579	$1,194	$813
Michael Brosnan	207	129	499	393	706	522
Roberto Fusté	150	114	523	343	673	457
Ronald Kuerbitz	170	79	290	110	460	189
Dr. Olaf Schermeier	170	79	196	59	366	138
Kent Wanzek	168	114	549	385	717	499
Dominik Wehner(1)	180	47	168	20	348	67
Total	$1,463	$796	$3,001	$1,889	$4,464	$2,685

(1) Please note for purposes of comparison of the amounts indicated for the fiscal year to those amounts shown for 2014 that Mr. Wehner was appointed as a member of the Management Board only as of April 1, 2014 and, consequently, has received compensation to be disclosed herein as of this point in time only.

Commitments to members of the Management Board for the event of the termination of their appointment

The following pension commitments and other benefits are also part of the compensation system for the members of the Management Board: individual contractual pension commitments for the Management Board members Mr. Rice Powell, Mr. Michael Brosnan, Mr. Roberto Fusté, Mr. Ronald Kuerbitz, Dr. Olaf Schermeier and Mr. Kent Wanzek have been entered into by Fresenius Medical Care Management AG. In addition, pension commitments from the participation in employee pension schemes of other Fresenius Medical Care companies exist for individual members of the Management Board.

Each of the pension commitments by Fresenius Medical Care Management AG provides for a pension and survivor benefit as of the time of conclusively ending active work, at age 65 at the earliest or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), however, calculated by reference to the amount of the recipient’s most recent base salary.

The retirement pension will be based on 30% of the last fixed compensation and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Act to improve company pension plans, “BetrAVG”). 30% of the gross amount of any post-retirement income from an activity of the Management Board member is offset against the pension obligation. Any amounts to which the Management Board members or their surviving dependents, respectively, are entitled from other company pension rights of the Management Board member, even from service agreements with other companies, are also to be set off. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member’s own legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans’ pensions and the spousal pension together reach a maximum of 90% of the Management Board member’s pension, however. If a Management Board member leaves the Management Board of Fresenius Medical Care Management AG before reaching the age of 65, except in the event of a disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), the rights to the aforementioned benefits remain, although the pension to be paid is reduced in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

Based on individual contractual commitments, Management Board members Mr. Rice Powell, Mr. Michael Brosnan, Mr. Ronald Kuerbitz and Mr. Kent Wanzek participated in the U.S.-based 401(k) savings plan in the fiscal year; in this regard, contributions in the amount of $7,950 (2014: $7,800) were earned in the fiscal year in each case and allocated in January 2016. This plan generally allows employees in the U.S. to invest a portion of their gross salaries in retirement pension programs. The Company supports this investment, for full-time employees with at least one year of service, with a contribution of 50% of the investment made, up to a limit of 6% of income - whereupon the allowance paid by the Company is limited to 3% of the income - or a maximum of $18,000 ($24,000 for employees 50 years of age or older).

Furthermore, the Management Board members Mr. Rice Powell, Mr. Michael Brosnan and Mr. Ronald Kuerbitz have acquired non-forfeitable benefits from participation in employee pension plans of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. In March 2002, the rights to receive benefits from the pension plans were frozen at the level then applicable.

From the time of his previous employment activities for Fresenius Medical Care Deutschland GmbH, a pension commitment exists for Management Board member Mr. Dominik Wehner. As a result of his service agreement with Fresenius Medical Care Management AG, the latter assumed this pension commitment and continues the commitment on the basis of Mr. Wehner’s compensation as Management Board member. This pension commitment is based on the Fresenius companies’ pension scheme of January 1, 1988 and provides old-age pensions, disability pensions and surviving dependents’ pensions. It does not provide for any offsetting mechanisms against other income or pension payments. The spousal pension amounts to 60% of the disability pension or old-age pension to be granted at the time of death; the orphan’s pension amounts to 10% (semi-orphans) or 20% (orphans) of the disability pension or old-age pension to be granted at the time of death. The claims of all surviving dependents are limited to a total of 100% of Mr. Dominik Wehner’s pension entitlements.

Additions to pension provisions in the fiscal year for Management Board members serving as of December 31 amounted to $6.864 million (2014: $6.000 million). The pension commitments are shown in the following table:

	Development and Status of Pension Commitments
	As of January 1, 2015	Increase	As of December 31, 2015
	(in thousands)
Rice Powell	$8,079	$2,151	$10,230
Michael Brosnan	3,484	1,154	4,638
Roberto Fusté	5,621	132	5,753
Ronald Kuerbitz	254	2,530	2,784
Dr. Olaf Schermeier	—	336	336
Kent Wanzek	1,814	720	2,534
Dominik Wehner	2,361	(159)	2,202
Total	$21,613	$6,864	$28,477

A post-employment non-competition covenant was agreed upon with all Management Board members. If such covenant becomes applicable, the Management Board members receive compensation amounting to half of their respective annual fixed compensation for each year of respective application of the non-competition covenant, up to a maximum of two years. The employment contracts of the Management Board members contain no express provisions that are triggered by a change of control of the Company.

Miscellaneous

All members of the Management Board have received individual contractual commitments for the continuation of their compensation in cases of sickness for a maximum of 12 months, although after six months of sick leave, insurance benefits may be set off against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly instalments after the month of death, not to exceed, however, the amount due between the time of death and the scheduled expiration of the agreement.

In the fiscal year, Prof. Emanuele Gatti — who was a member of the Management Board until March 31, 2014 - received the pro rata compensation payments he is entitled to pursuant to his service agreement which has been terminated with effect as of the agreed termination date of April 30, 2015. These compensation payments comprised a fixed compensation (in the amount of $277,000) and fringe benefits (in the amount of approximately $155,000) as well as one-year and multi-year variable compensation components (in the amount of approximately $288,000 and in the amount of $0, respectively). The payment of the Share Based Awards earned by Prof. Gatti for the reference years 2011 to 2014 was effected, as agreed, in the 2015fiscal year after his service agreement was terminated. The long-term incentive components granted to Prof. Gatti on the basis of the LTIP 2011 and the exercisability of such components are not affected by his retirement from the Management Board. Upon reaching the age of 60, Prof. Gatti is entitled to receive an occupational old-age pension in the amount of approximately $367,000 per annum; in the fiscal year pension payments in the amount of approximately $125,000 were made to Prof. Gatti. On occasion of his retirement from the Management Board, Prof. Gatti further agreed to serve as an advisor to the Chairman of the Management Board and to be subject to a post-employment non-competition obligation for the duration of two years following the end of the term of his service agreement, i.e. until April 30, 2017, for which he will receive an annual non-compete compensation of approximately $530,000. In the fiscal year Prof. Gatti received a non-compete compensation in the amount of approximately $361,000.

As agreed, Dr. Rainer Runte, who was a member of the Management Board until March 31, 2014, was granted and paid in the fiscal year a compensation in connection with his post-contractual non-compete clause in the amount of approximately $539,000 as well as fringe benefits in the amount of approximately $31,000.

With Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, there is an individual agreement instead of a pension provision, to the effect that, upon termination of his employment contract/service agreement with Fresenius Medical Care Management AG, he will be retained to render consulting services to the Company for a period of ten years. Accordingly, Fresenius Medical Care Management AG and Dr. Ben Lipps entered into a consulting agreement for the period January 1, 2013 to December 31, 2022. By this consulting agreement Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame as well as complying with a non-compete covenant. The annual consideration to be granted by Fresenius Medical Care Management AG for such services amounts for the fiscal year $652,000 (including reimbursement of expenses). The present value of this agreement (including pension payments for the surviving spouse in case of death) amounted to $4.022 million as at December 31 of the fiscal year.

In the fiscal year, no loans or advance payments of future compensation components were made to members of the Management Board of Fresenius Medical Care Management AG.

The payments to U.S. Management Board members Mr. Rice Powell, Mr. Michael Brosnan and Mr. Kent Wanzek were paid in part in the U.S. (in USD) and in part in Germany (in EUR). For the part paid in Germany, the Company has agreed that due to varying tax rates in both countries, the increased tax burden to such Management Board members arising from German tax rates in comparison to U.S. tax rates will be balanced (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in their home country, the United States, only. Therefore the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with the preparation of the Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports. Furthermore, a compensation agreement has been entered into between FMC-AG & Co KGaA, Fresenius Medical Care Management AG and Mr. Roberto Fusté, pursuant to which Mr. Fusté is held harmless from certain adverse tax effects which result from external wage tax audits for the assessment periods as from 2005. The provisions made in the previous year for such adverse tax effects in the amount of $937,000 were fully utilized; additional provisions for the fiscal year were not made in this context. In the fiscal year, the Company has made additional payments to compensate Mr. Fusté for such adverse tax effects in an amount of approximately $101,000.

To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board against claims against them arising out of their work for the Company and its affiliates, if such claims exceed their liability under German law. To secure such obligations, the Company has obtained Directors & Officers liability insurance carrying a deductible which complies with the requirements of the German Stock Corporation Act (AktG). The indemnity applies for the time in which each member of the Management Board is in office and for claims in this connection after termination of membership on the Management Board in each case.

Former members of the Management Board did not receive any compensation in the fiscal year other than that mentioned above under section “Commitments to Members of the Management Board for the Event of the Termination of their Appointment”. As of December 31 of the fiscal year, pension obligations towards this group of persons exist in an amount of $15.229 million (2014: $16.383 million).

Tables according to the standards of the German Corporate Governance Code

The German Corporate Governance Code provides that compensation reports for fiscal years beginning after December 31, 2013 shall include information for each member of the Management Board on the benefits granted and allocations made as well as on the pension expenses for the year under report. The model tables provided in the appendix to the German Corporate Governance Code shall be used to present this information. The following tables include information on the value of benefits granted as well as on the allocations made. They adhere to the structure and, to the greatest extent possible, the standards of the model tables of the German Corporate Governance Code:

	Serving members of the Management Board as of December 31, 2015
	Rice Powell							Michael Brosnan
	Chairman of the Management Board Member of the Management Board since December 21, 2005(2)							Chief Financial Officer Member of the Management Board since January 1, 2010

Benefits granted	2015		2015	2015		2014(3)		2015		2015	2015		2014(3)
			Minimum	Maximum						Minimum	Maximum
			(in thousands)							(in thousands)

Fixed compensation	$1,375		$1,375	$1,375		$1,250		$770		$770	$770		$725
Fringe benefits(1)	379		379	379		201		592		592	592		196
Total non-performance-based compensation	$1,754		$1,754	$1,754		$1,451		$1,362		$1,362	$1,362		$921

One-year variable compensation	2,869	(4)	188	3,323	(4)	2,563	(4)	1,611	(4)	109	1,865	(4)	1,446	(4)
Multi-year variable compensation / components with long-term incentive effects	3,522		—	—		1,374		1,772		—	—		700
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	182		—	—		160		102		—	—		93
thereof Long Term Incentive Program 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period	2,481		—	—		904		1,241		—	—		452
thereof Long Term Incentive Program 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period	859		—	—		310		429		—	—		155
Total non-performance-based and performance-based compensation	8,145		1,942	—		5,388		4,745		1,471	—		3,067
Pension expense	632		632	632		570		591		591	591		537
Value of benefits granted	$8,777		$2,574	$—		$5,958		$5,336		$2,062	$—		$3,604

	Roberto Fusté							Ronald Kuerbitz
	Member of the Management Board for Asia - Pacific Member of the Management Board since December 21, 2005(2)							Member of the Management Board for North America Member of the Management Board since January 1, 2013

Benefits granted	2015		2015	2015		2014(3)		2015		2015	2015		2014(3)
			Minimum	Maximum						Minimum	Maximum
			(in thousands)							(in thousands)

Fixed compensation	$644		$644	$644		$731		$935		$935	$935		$850
Fringe benefits(1)	535	(5)	535	535		3,946	(5)	31		31	31		25
Total non-performance-based compensation	$1,179		$1,179	$1,179		$4,677		$966		$966	$966		$875

One-year variable compensation	1,272	(4)	92	1,484	(4)	1,206		2,043	(4)	128	2,351	(4)	1,653	(4)
Multi-year variable compensation / components with long-term incentive effects	1,850		—	—		761		1,809		—	—		747
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	170		—	—		150		123		—	—		140
thereof Long Term Incentive Program 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period	993		—	—		301		827		—	—		452
thereof Long Term Incentive Program 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period	687		—	—		310		859		—	—		155
Total non-performance-based and performance-based compensation	4,301		1,271	—		6,644		4,818		1,094	—		3,275
Pension expense	311		311	311		309		2,582		2,582	2,582		—
Value of benefits granted	$4,612		$1,582	$—		$6,953		$7,400		$3,676	$—		$3,275

(1)  Includes insurance premiums, private use of company cars, rent and relocation supplements, contributions to pension and health insurance, tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation)  and other benefits, also in case accruals have been set up therefore.

(2)  The date indicated refers to the appointment to the Management Board of the General Partner.

(3)  Please note for purposes of comparison with the amounts indicated for the fiscal year that Mr. Wehner has received compensation as a member of the Management Board only since his appointment April 1, 2014 and that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier and Dominik Wehner) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(4)  Includes a discretionary bonus for fiscal year 2015 granted to Mr. Rice Powell in the amount of $600 (2014: $500), to Mr. Michael Brosnan in the amount of $340 (2014: $250), to Mr. Roberto Fusté in the amount of $210 (2014: $0), to Mr. Ronald Kuerbitz in the amount of $500 (2014: $250), to Dr. Olaf Schermeier in the amount of $225 (2014: $0), to Mr. Kent Wanzek in the amount of $225 (2014: $0) and to Mr. Dominik Wehner in the amount of $130 (2014: $0).

(5)  Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

	Serving members of the Management Board as of December 31, 2015
	Kent Wanzek						Dr. Olaf Schermeier
	Member of the Management Board of Global Manufacturing Operations Member of the Management Board since January 1, 2010						Member of the Management Board of Global Research and Development Member of the Management Board since March 1, 2013

Benefits granted	2015		2015	2015		2014(3)	2015		2015	2015		2014(3)
			Minimum	Maximum					Minimum	Maximum
			(in thousands)						(in thousands)

Fixed compensation	$597		$597	$597		$540	$499		$499	$499		$531
Fringe benefits(1)	124		124	124		98	704	(6)	704	704		310
Total non-performance-based compensation	$721		$721	$721		$638	$1,203		$1,203	$1,203		$841

One-year variable compensation	1,210	(4)	81	1,407	(4)	891	1,049	(4)	62	1,214	(4)	877
Multi-year variable compensation / components with long-term incentive effects	1,818		—	—		741	1,752		—	—		675
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	145		—	—		130	66		—	—		68
thereof Long Term Incentive Program 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period	1,158		—	—		301	827		—	—		452
thereof Long Term Incentive Program 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period	515		—	—		310	859		—	—		155
Total non-performance-based and performance-based compensation	3,749		802	—		2,270	4,004		1,265	—		2,393
Pension expense	324		324	324		280	—		—	—		—
Value of benefits granted	$4,073		$1,126	$—		$2,550	$4,004		$1,265	$—		$2,393

	Dominik Wehner
	Member of the Management Board for EMEA Member of the Management Board since April 1, 2014

Benefits granted	2015		2015	2015		2014(3)
			Minimum	Maximum
			(in thousands)

Fixed compensation	$388		$388	$388		$349
Fringe benefits(1)	41		41	41		26
Total non-performance-based compensation	$429		$429	$429		$375

One-year variable compensation	771	(4)	58	899	(4)	575
Multi-year variable compensation / components with long-term incentive effects	1,789		—	—		699
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	103		—	—		92
thereof Long Term Incentive Program 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period	827		—	—		452
thereof Long Term Incentive Program 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period	859		—	—		155
Total non-performance-based and performance-based compensation	2,989		487	—		1,649
Pension expense	110		110	110		39
Value of benefits granted	$3,099		$597	$—		$1,688

(1)  Includes insurance premiums, private use of company cars, rent and relocation supplements, contributions to pension and health insurance, tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation)  and other benefits, also in case accruals have been set up therefore.

(3)  Please note for purposes of comparison with the amounts indicated for the fiscal year that Mr. Wehner has received compensation as a member of the Management Board only since his appointment April 1, 2014 and that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier and Dominik Wehner) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(4)  Includes a discretionary bonus for fiscal year 2015 granted to Mr. Rice Powell in the amount of $600 (2014: $500), to Mr. Michael Brosnan in the amount of $340 (2014: $250), to Mr. Roberto Fusté in the amount of $210 (2014: $0), to Mr. Ronald Kuerbitz in the amount of $500 (2014: $250), to Dr. Olaf Schermeier in the amount of $225 (2014: $0), to Mr. Kent Wanzek in the amount of $225 (2014: $0) and to Mr. Dominik Wehner in the amount of $130 (2014: $0).

(6)  This also includes the rent and relocation supplements incurred by the Company, including, but not limited to, non-recurring costs in connection with the relocation of Dr. Schermeier at the start of his occupation with the Company.

	Serving members of the Management Board as of December 31, 2015
	Rice Powell				Michael Brosnan				Roberto Fusté				Ronald Kuerbitz				Kent Wanzek			Dr. Olaf Schermeier			Dominik Wehner
	Chairman of the Management Board Member of the Management Board since December 21, 2005(2)				Chief Financial Officer Member of the Management Board since January 1, 2010				Member of the Management Board for Asia-Pacific Member of the Management Board since December 21, 2005(2)				Member of the Management Board for North America Member of the Management Board since January 1, 2013				Member of the Management Board for Global Manufacturing Operations Member of the Management Board since January 1, 2010			Member of the Management Board for Global Research and Development Member of the Management Board since March 1, 2013			Member of the Management Board for EMEA Member of the Management Board since April 1, 2014
Allocations	2015		2014(3)		2015		2014(3)		2015		2014(3)		2015		2014(3)		2015		2014(3)	2015		2014(3)	2015		2014(3)
	(in thousands)				(in thousands)				(in thousands)				(in thousands)				(in thousands)			(in thousands)			(in thousands)
Fixed compensation	$1,375		$1,250		$770		$725		$644		$731		$935		$850		$597		$540	$499		$531	$388		$349
Fringe benefits(1)	379		201		592		196		535	(4)	3,946	(4)	31		25		124		98	704	(6)	310	41		26
Total non-performance based compensation	1,754		1,451		1,362		921		1,179		4,677		966		875		721		638	1,203		841	429		375

One-year variable compensation	1,145	(5)	980	(5)	645	(5)	528	(5)	720	(5)	450		870	(5)	669	(5)	659	(5)	391	423	(5)	204	438	(5)	276
Multi-year variable compensation / components with long-term incentive effects	2,847		554		4,500		1,803		3,918		2,925		2,061		1,413		275		1,217	—		—	873		—
thereof Share Based Award - New Incentive Bonus Plan 2009
3-year term / 3-year vesting period
Grant 2009	—		—		—		—		—		202		—		—		—		—	—		—	—		—
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year vesting period
Grant 2010	—		554		—		311		—		216		—		—		—		249	—		—	—		—
Grant 2011	522		—		317		—		292		—		—		—		275		—	—		—	—		—
thereof International Stock Option Plan 2001
10-year term / one third 2-, 3- and 4-year vesting period
Grant 2004	—		—		—		918		—		1,427		—		—		—		—	—		—	—		—
Grant 2005	—		—		2,632		—		—		—		—		—		—		—	—		—	529		—
thereof Stock Option Plan 2006
7-year term / 3-year vesting period
Grant 2007	—		—		—		574		—		1,080		—		595		—		—	—		—	—		—
Grant 2008	2,325		—		1,551		—		2,350		—		—		818		—		443	—		—	344		—
Grant 2009	—		—		—		—		1,276		—		891		—		—		525	—		—	—		—
Grant 2010	—		—		—		—		—		—		1,170		—		—		—	—		—	—		—
thereof Long Term Incentive Program 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period
Grant 2011	—		—		—		—		—		—		—		—		—		—	—		—	—		—
thereof Long Term Incentive Program 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period
Grant 2011	—		—		—		—		—		—		—		—		—		—	—		—	—		—
Other	—		—		—		—		—		—		—		—		—		—	—		—	—		—
Total non-performance-based and performance-based compensation	5,746		2,985		6,507		3,252		5,817		8,052		3,897		2,957		1,655		2,246	1,626		1,045	1,740		651
Pension expense	632		570		591		537		311		309		2,582		—		324		280	—		—	110		39
Allocation	$6,378		$3,555		$7,098		$3,789		$6,128		$8,361		$6,479		$2,957		$1,979		$2,526	$1,626		$1,045	$1,850		$690

(1)  Includes insurance premiums, private use of company cars, rent and relocation supplements, contributions to pension and health insurance, tax burden compensation due to varying tax rates applicable in Germany and the United States (net compensation)  and other benefits, also in case accruals have been set up therefore.

(2)  The date indicated refers to the appointment to the Management Board of the General Partner.

(3)  Please note for purposes of comparison with the amounts indicated for the fiscal year that Mr. Wehner has received compensation as a member of the Management Board only since his appointment April 1, 2014 and that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier and Dominik Wehner) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(4)  Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

(5)  Includes a discretionary bonus for fiscal year 2015 granted to Mr. Rice Powell in the amount of $600 (2014: $500), to Mr. Michael Brosnan in the amount of $340 (2014: $250), to Mr. Roberto Fusté in the amount of $210 (2014: $0), to Mr. Ronald Kuerbitz in the amount of $500 (2014: $250), to Dr. Olaf Schermeier in the amount of $225 (2014: $0), to Mr. Kent Wanzek in the amount of $225 (2014: $0) and to Mr. Dominik Wehner in the amount of $130 (2014: $0).

(6)  This also includes the rent and relocation supplements incurred by the Company, including, but not limited to, non-recurring costs in connection with the relocation of Dr. Schermeier at the start of his occupation with the Company.

Adjustments to the compensation system for the Management Board as of fiscal year 2016

The LTIP 2011 consisting of the Stock Option Plan 2011 and the Phantom Stock Plan 2011 expired at the end of the 2015 fiscal year as scheduled. Thus, no further issuances will be made under this Program. In order to allow the members of the Management Board of the General Partner and other managerial staff members in the interest of the Company to continue to adequately participate in the long-term, sustained success of the Company even after the expiry of this program, it is currently intended to introduce a new Long Term Incentive Program based on a virtual share based cash compensation component (LTIP 2016).

The adjusted compensation system for the members of the Management Board under LTIP 2016 is being submitted to the 2016 AGM for approval. Information regarding the main elements of the LTIP 2016 and the related adjustments to the existing compensation system is contained in the 2016 AGM Invitation which accompanies this Supplemental Information and will be explained within the 2016 AGM. Further adjustments to the compensation system for the members of the Management Board are currently not planned.

Compensation of the Supervisory Board of Fresenius Medical Care & Co. KGaA and supervisory board of Management AG

The compensation of the FMC-AG & Co. KGaA Supervisory Board is set out in clause 13 of the Articles of Association. If the General Meeting resolves on a higher compensation in consideration of the annual profits with a majority of three-fourths of the votes cast, such compensation will apply.

Each Supervisory Board member receives a fixed salary of $80,000 for each full fiscal year, payable in four equal instalments at the end of a calendar quarter.

The chairman of the Supervisory Board receives additional compensation of $80,000 and his deputy additional compensation of $40,000 per respective complete fiscal year. In addition, each member of the Supervisory Board shall also receive as a variable performance-related compensation component an additional remuneration which is based upon the respective average growth in basic earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the variable performance-related remuneration component is $60,000 in case of achieving a 3-year average EPS growth corridor from 8.00 to 8.99%, $70,000 in the corridor from 9.00 to 9.99% and $80,000 in case of a growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts are earned to their full extent, i.e. within these margins there is no pro rata remuneration. In any case, this component is limited to a maximum of $80,000 per annum. Reciprocally, the members of the Supervisory Board are only entitled to the remuneration component if the 3 year average EPS growth of at least 8.00% is reached. The remuneration, based on the target achievement, is in principle disbursed on a yearly basis, namely following approval of the Company’s annual financial statements, this for the fiscal year based on the 3-year average EPS growth for the fiscal years 2013, 2014 and 2015.

In application of the principles above, no variable performance-related compensation component was generated for either the 2015 fiscal year or the previous year.

As a member of a committee, a Supervisory Board member of FMC-AG & Co. KGaA additionally annually receives $40,000, or, as chairman or vice chairman of a committee, $60,000 or $50,000, respectively payable in identical instalments at the end of a calendar quarter. For memberships in the Nomination Committee and in the Joint Committee as well as in the capacity of their respective chairmen and deputy chairmen, no separate remuneration shall be granted.

Should a member of the FMC-AG & Co. KGaA Supervisory Board be a member of the supervisory board of the General Partner, Fresenius Medical Care Management AG, at the same time, and receive compensation for his work on the supervisory board of Fresenius Medical Care Management AG, the compensation for the work as a FMC-AG & Co. KGaA Supervisory Board member shall be reduced by half. The same applies to the additional compensation for the chairman of the FMC-AG & Co. KGaA Supervisory Board and his deputy, to the extent that they are at the same time chairman and deputy, respectively, of the supervisory board of Fresenius Medical Care Management AG. If the deputy chairman of the FMC-AG & Co. KGaA Supervisory Board is at the same time chairman of the supervisory board at Fresenius Medical Care Management AG, he shall receive no additional compensation for his work as deputy chairman of the FMC-AG & Co. KGaA Supervisory Board to this extent.

The compensation for the supervisory board of Fresenius Medical Care Management AG and the compensation for its committees were charged to FMC-AG & Co. KGaA in accordance with section 7 paragraph 3 of the Articles of Association of FMC-AG & Co. KGaA. See Item (vi), “Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA — General Partner Reimbursement,” below.

The members of the Supervisory Board are to be reimbursed for the expenses incurred in their exercise of their offices, which also include the applicable VAT.

The total compensation of the Supervisory Board of FMC-AG & Co. KGaA including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is stated in the following table:

	Fixed compensation for Supervisory Board at FMC Management AG		Fixed compensation for Supervisory Board at FMC-AG & Co. KGaA		Compensation for committee services at FMC Management AG		Compensation for committee services at FMC-AG & Co. KGaA		Non-performance related compensation
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	(in thousands)(1)		(in thousands)(1)		(in thousands)(1)		(in thousands)(1)		(in thousands)(1)
Dr. Gerd Krick	$40	$40	$120	$120	$60	$60	$40	$40	$260	$260
Dr. Dieter Schenk	60	60	60	60	50	50	—	—	170	170
Dr. Ulf M. Schneider(2)	160	160	—	—	70	70	—	—	230	230
Dr. Walter L. Weisman	40	40	40	40	50	50	60	60	190	190
William P. Johnston	40	40	40	40	120	120	40	40	240	240
Prof. Dr. Bernd Fahrholz(3)	—	—	80	80	—	—	50	50	130	130
Rolf A. Classon	40	40	40	40	60	60	—	—	140	140
Total	$380	$380	$380	$380	$410	$410	$190	$190	$1,360	$1,360

(1) Shown without VAT and withholding tax

(2) Chairman of the supervisory board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG

(3) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the supervisory board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA

(v)                                 Options to Purchase our Securities

Stock Option and Other Share Based Plans

Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011

On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 (“2011 SOP”) was established by resolution of our AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and Supervisory Boards, forms our Long Term Incentive Program 2011 or LTIP 2011. Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and phantom stock. Awards under the LTIP 2011 were granted over a five year period and were able to be granted on the last Monday in July and/or the first Monday in December each year. The final grant under the LTIP 2011 was made in December 2015. Generally and prior to the respective grants, participants were able to choose how much of the granted value is granted in the form of stock options and phantom stock in a predefined range of 75:25 to 50:50, stock options vs. phantom stock. For grants made in 2014 and 2015 related to the participants who did not belong to the General Partner’s Management Board, the grant ratio was predefined at 50:50. The number of phantom shares granted instead of stock options and within the aforementioned proportions was determined on the basis of a fair value assessment pursuant to a binomial model. With respect to grants made in July, this fair value assessment was conducted on the day following our AGM and with respect to the grants made in December, on the first Monday in October. Awards under the LTIP 2011 are subject to a four-year vesting period. Vesting of the awards granted was subject to achievement of performance targets. The LTIP 2011 was established with a conditional capital increase up to €12 million subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share.

The Management Board, members of the management boards of our affiliated companies, managerial staff members and of certain affiliated companies were entitled to participate in the LTIP 2011. With respect to participants who are members of the Management Board, the General Partner’s Supervisory Board has sole authority to make plan interpretations, decide on certain adjustments and to grant awards under the LTIP 2011. The General Partner has such authority with respect to all other participants in the LTIP 2011.

The exercise price of stock options granted under the LTIP 2011shall be the average stock exchange price on the Frankfurt Stock Exchange of our shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the LTIP 2011 have an eight-year term and can be exercised only after a four-year vesting period. Stock options granted under the LTIP 2011to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the LTIP 2011 are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or disposed of otherwise.

Phantom stock awards under the LTIP 2011 entitle the holders to receive payment in Euro from us upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the share price on the Frankfurt Stock Exchange of one of our shares on the exercise date. Phantom stock awards have a five-year term and can be exercised only after a four-year vesting period, beginning with the grant date, however a shorter period may apply for certain exceptions. For participants who are U.S. tax payers, the phantom stock is deemed to be exercised in any event in the month of March following the end of the vesting period.

New Incentive Bonus Plan

In 2015, the Management Board was eligible for performance—related compensation that depended upon achievement of targets. The targets are measured by reference to operating income margin, net income growth and free cash flow (net cash provided by operating activities after capital expenditures before acquisitions and investments) in percentage of revenue, and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

Performance-related bonuses for the 2015 fiscal year will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component will be paid after the end of 2015. The share-based component is subject to a three- or four-year vesting period, although a shorter period may apply in special cases. The amount of cash for the payment relating to the share-based component shall be based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. The amount of the achievable bonus for each of the members of the Management Board is capped.

Share-based compensation related to this plan for years 2015, 2014 and 2013 was $0.9 million, $1.0 million and $1.1 million, respectively.

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

The Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (“Amended 2006 Plan”) was established with a conditional capital increase up to €12.8 million, subject to the issue of up to five million no par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share. In connection with the share split affected in 2007, the principal amount was adjusted to the same proportion as the share capital out of the capital increase up to €15 million by the issue of up to 15 million new non-par value bearer ordinary shares. After December 2010, no further grants were issued under the Amended 2006 Plan. Options granted under this plan are exercisable through December 2017.

Options granted under the Amended 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.

Fresenius Medical Care 2001 International Stock Incentive Plan

Under the Fresenius Medical Care 2001 International Stock Incentive Plan (the “2001 Plan”), options in the form of convertible bonds with a principal of up to €10.2 million were issued to the Management Board and other employees of ours representing grants for up to 4 million non-voting preference shares. The convertible bonds originally had a par value of €2.56 and bear interest at a rate of 5.5%. In connection with the share split affected in 2007, the principal amount was adjusted in the same proportion as the share capital out of the capital increase and the par value of the convertible bonds was adjusted to €0.85 without affecting the interest rate.

Based on the resolution of the Annual General Meeting and the separate Meeting of the Preference Shareholders on May 16, 2013 that approved the conversion of all preference shares into ordinary shares, the 2001 Plan was amended accordingly. The partial amount of the capital increase which was formerly referred to as the issuance of bearer preference shares will now be referred exclusively to the issuance of bearer ordinary shares.

Effective May 2006, no further grants can be issued under the 2001 Plan and no options were granted under this plan after 2005. As of December 31, 2015, there are no outstanding options under the 2001 Plan.

At December 31, 2015, the Management Board held 1,565,195 stock options and our employees held 7,172,075 stock options under our various stock-based compensation plans. No stock options for preference shares were outstanding, due to the preference share conversion during the second quarter of 2013.

At December 31, 2015, the Management Board held 118,703 phantom shares and our employees held 1,046,070 phantom shares under the 2011 Incentive Plan.

(vi)                   Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA

In connection with the formation of FMC-AG & Co. KGaA, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FMC-AG & Co. KGaA and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FMC-AG & Co. KGaA and Fresenius SE, their affiliates and with certain of our equity method investees. For further information, see Note 2 of the Notes to the Consolidated Financial Statements, “Related Party Transactions,” in our 2015 20-F. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the Securities and Exchange Commission. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

•                        the term “we (or us) and our affiliates” refers only to FMC-AG & Co. KGaA and its subsidiaries; and

•                        the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than FMC-AG & Co. KGaA and its subsidiaries.

Real Property Leases

We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in 1996. Fresenius SE or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius SE is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to our affiliates, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €21.9 million, which was approximately $24.3 million for the period ended December 31, 2015, exclusive of maintenance and other costs, and is subject to escalation, based upon development of the German consumer-price-index determined by the Federal Statistical Office (Statistisches Bundesamt). The majority of the leases expire in 2016 and we intend to extend these leases. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see “Item 4.D. Property, plant and equipment” in our 2015 20-F.

Trademarks

Fresenius SE continues to own the name and mark “Fresenius” and its “F” logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries, have entered into agreements containing the following provisions. Fresenius SE has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the “Fresenius Medical Care” name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

•                        to use the “Fresenius Medical Care” mark in the then current National Medical Care non-renal business if it is used as part of “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Home Care” or “Fresenius Medical Care Diagnostics”;

•                        to use the “F” logo mark in the National Medical Care non-renal business, with the consent of Fresenius SE. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

•                        to use “Fresenius Medical Care” as a trade name in the renal business

We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius SE will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius SE has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius SE is not confusingly similar to our marks and trade names. Fresenius SE’s ten-year covenant not to compete with us, granted in 1996, has expired, and Fresenius SE may use “Fresenius” in its corporate names if it is used in combination with one or more additional distinctive word or words, provided that the name used by Fresenius SE is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.

Other Intellectual Property

Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius SE. For Biofine®, the polyvinyl chloride-free packaging material, Fresenius SE has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius SE share equally any royalties from licenses of the Biofine® intellectual property by either our German subsidiary or by Fresenius SE to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius SE transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius SE’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius SE divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the Merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius SE exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius SE retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius SE licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.

Supply Agreements and Arrangements

We produce most of our products in our own facilities. However, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, manufactures some of our products for us, principally dialysis concentrates and other solutions, at facilities located in Germany, Brazil, France and South Africa. Conversely, our facilities in Germany and Italy produce products for Fresenius Kabi AG.

Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation. During 2015, we sold products to Fresenius SE in the amount of $25.9 million. In 2015, we made purchases from Fresenius SE in the amount of $37.2 million.

The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

On September 10, 2008, Fresenius Kabi AG acquired Fresenius Kabi USA, Inc. (formerly APP Pharmaceuticals Inc.) (“Kabi USA”), which manufactures and sells sodium heparin. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. FMCH currently purchases heparin supplied by Kabi USA through MedAssets, Inc. MedAssets Inc. is a publicly-traded U.S. corporation that provides inventory purchasing services to healthcare providers through a group purchasing organization (“GPO”) structure. A GPO is an organization that endeavors to manage supply and service costs for hospitals and healthcare providers by negotiating discounted prices with manufacturers, distributors and other vendors. Vendors discount their prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing vendors’ sales and marketing costs and overhead. FMCH is one of many U.S. healthcare providers that participate in the MedAssets GPO. FMCH purchases pharmaceuticals and supplies used in its dialysis services business through the MedAssets GPO contract. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. During 2015, we acquired $15.5 million of heparin from Kabi USA through the GPO.

On July 3, 2013, we entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. We agreed to produce 3,500 units which can be further increased to a maximum of 4,550 units, over the length of the five year contract. On January 1, 2015, this manufacturing business was sold to Kabi USA for $9 million for which a fairness opinion was obtained from a reputable global accounting firm. The disposal was accounted for as a transaction between parties under common control at the carrying amounts without the generation of profits.

In December 2010, the Company formed a renal pharmaceutical company with Galenica Ltd., named Vifor Fresenius Medical Care Renal Pharma Ltd. (“VFMCRP”), an equity method investee of which the Company owns 45%. Further, in 2015 the Company entered into an exclusive supply agreement to purchase Erythropoietin stimulating agents, “ESAs.” See Item 4, “Information on the Company — Business Overview — Renal Pharmaceuticals,” in our 2015 20-F for additional information.

Services Agreement

We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury management services. For 2015, Fresenius SE and its affiliates charged us approximately $94.5 million for these services. Conversely, we have provided central purchasing services to other divisions and subsidiaries of Fresenius SE. For 2015 we charged approximately $8.4 million to Fresenius SE and its subsidiaries for services we rendered to them.

We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

We receive short-term financing from and provide short-term financing to Fresenius SE. We also utilize Fresenius SE’s cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2015 and December 31, 2014, we had accounts receivables from Fresenius SE related to short-term financing in the amount of $131 million and $146 million, respectively. As of December 31, 2015 and December 31, 2014, we had accounts payables to Fresenius SE related to short-term financing in the amount of $116 million and $103 million, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate for the respective currencies.

On August 19, 2009, we borrowed €2 million ($2 million at December 31, 2015 and $2 million at December 31, 2014) from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2016 with an interest rate of 1.334%. On November 28, 2013, we borrowed an additional €2 million ($2 million at December 31, 2015 and $2 million at December 31, 2014) with an interest rate of 1.875% from the General Partner. This loan is due on November 25, 2016 with an interest rate of 1.223%.

On June 12, 2014, the Company provided a one-year unsecured term loan to one of its equity method investees in the amount of $23 million at an interest rate of 2.5366%. This loan was repaid in full on June 12, 2015.

On various dates starting July 22, 2015, we provided unsecured term loans to one of our equity method investees, of which CHF 65 million ($65 million) were drawn as of December 31, 2015. Each loan has an interest rate of 1.8% matures on July 22, 2016, contains automatic one-year renewals and requires a six-month termination notice. The loans were entered into in order to fund the sale of European marketing rights for certain renal pharmaceuticals to the same equity method investee as well as to finance the investee’s payments for license and distribution agreements. The sale of these marketing rights resulted in a gain of approximately $11.1 million, after tax.

At December 31, 2015 and December 31, 2014, a subsidiary of Fresenius SE held unsecured Senior Notes issued by us in the amount of €8 million and €8 million ($9 million at December 31, 2015 and $10 million at December 31, 2014), respectively. The Senior Notes were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each has a coupon rate of 5.25% with interest payable semiannually. For further information on these Senior Notes, see Note 10 of the Notes to Consolidated Financial Statements, “Long-Term Debt and Capital Lease Obligations — Senior Notes,” in our 2015 20-F.

At December 31, 2015 and December 31, 2014, we borrowed from Fresenius SE €15 million and €1 million ($16 million at December 31, 2015 and $2 million at December 31, 2014) on an unsecured basis at an interest rate of 0.970% and 1.188%, respectively. For further information on this loan agreement, see Note 9 of the Notes to the Consolidated Financial Statements, “Short-Term Debt and Short-Term Debt from Related Parties — Short-Term Debt from Related Parties” in our 2015 20-F.

Other Interests

Dr. Dieter Schenk, Vice Chairman of the supervisory boards of FMC-AG Co. KGaA and of Management AG and a member of the supervisory board of Fresenius Management SE, is a partner in the law firm of Noerr, which has provided legal services to Fresenius SE and its subsidiaries and to FMC-AG & Co. KGaA and its subsidiaries. The Company incurred expenses in the amount of $1.0 million, $2.0 million and $1.3 million for these services during 2015, 2014 and 2013, respectively. Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, is the sole shareholder of the general partner of Fresenius SE and owns approximately 26.5% of the voting shares of Fresenius SE. Dr. Schenk is also the Chairman of the advisory board of Else Kröner-Fresenius-Stiftung. See “— item (i), Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA — Security Ownership of Certain Beneficial Owners of Fresenius SE,” above.

Dr. Gerd Krick, Chairman of our Supervisory Board, is also a member of the supervisory board of our General Partner as well as Chairman of the supervisory board of Fresenius SE and Chairman of the supervisory board of its general partner, Fresenius Management SE. Dr. Dieter Schenk, Vice Chairman of the supervisory board of our General Partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also Vice Chairman of the supervisory board of Fresenius Management SE, and Dr. Ulf M. Schneider, Chairman of the supervisory board of our General Partner and a former member of the Management Board of FMC-AG & Co. KGaA, is Chairman of the management board of Fresenius Management SE. Mr. Rolf A. Classon, Dr. Walter L. Weisman and Mr. William P. Johnston are members of both our Supervisory Board and our general partner’s supervisory board. See item (iii), “Directors and Senior Management — The Supervisory Board of FMC-AG & Co. KGaA,” above.

General Partner Reimbursement

Management AG is a 100% wholly-owned subsidiary of Fresenius SE. The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including compensation of the members of the General Partner’s supervisory board and Management Board. The aggregate amount reimbursed to Management AG for 2015 was approximately $16.9 million for its management services during 2015 including $0.1 million as compensation for its exposure to risk as general partner. The Company’s Articles of Association fix this compensation as a guaranteed return of 4% of the amount of the General Partner’s share capital. Under the Articles of Association of FMC AG & Co. KGaA, we will pay Fresenius SE annual compensation for assuming unlimited liability at 4% of the amount of the General Partner’s share capital (which is currently €3.0 million). See Item 16G, “Corporate Governance — The Legal Structure of FMC AG & Co. KGaA,” in our 2015 20-F.

(vii)                         Principal Accountant Fees and Services

In the AGM held on May 19, 2015, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2015 fiscal year. KPMG billed the following fees to us for professional services in each of the last two years:

	2015	2014
	(in thousands)
Audit fees	$8,689	$9,557
Audit related fees	112	430
Tax fees	219	400
Other fees	5,620	6,243
Total	$14,641	$16,630

“Audit Fees” are the aggregate fees billed by KPMG for the audit of our German statutory and U.S. GAAP consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in Audit Fees. “Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for comfort letters, consultation on accounting issues, the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Other fees” include amounts related to supply chain consulting fees. “Tax Fees” are fees for professional services rendered by KPMG for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services.

As set forth in the 2016 AGM Invitation, the Company’s Supervisory Board, based on the recommendation of its Audit and Corporate Governance Committee, proposes the election of KPMG as auditor and consolidated group auditor for the fiscal year 2016.

Audit Committee’s pre-approval policies and procedures

As a German company, we prepare statutory financial statements under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB) and consolidated financial statements in accordance with International Financial Reporting Standards. Our supervisory board engages our independent auditors to audit these financial statements, in consultation with our Audit and Corporate Governance Committee and subject to approval by our shareholders at our AGM in accordance with German law.

We also prepare financial statements in accordance with U.S. GAAP, which are included in registration statements and reports that we file with the Securities and Exchange Commission. Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with Rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in Item (iii) “Directors and Senior Management” above.

In 2003, Fresenius Medical Care AG’s audit committee also adopted a policy requiring management to obtain the committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and Other Services that may be performed by our auditors as well as additional approval requirements based on fee amount and nature.

The general partner’s Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog or that, fee level, and fee structure, approves the request accordingly. Services that are not included in the catalog exceed applicable fee levels or fee structure are passed on either to the chair of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. Additionally we inform the Audit and Corporate Governance Committee about all approvals on an annual basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

During 2015, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.190 million.